

September 29, 2010

Mr. Robert S. Tissue
Sr. Vice President & Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

> **RE:** **Summit Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Quarterly Period Ended March 31, 2010**
> **File No. 000-16587**

Dear Mr. Tissue:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief